                            DELTA FUNDING CORPORATION
                                100 Woodbury Road
                            Woodbury, New York 11797



February 7, 2002



Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

             Re: Delta Funding Corporation, as Registrant
                 Registration Statement on Form S-3
                 Registration No. 333-96001
                 Request for Withdrawal of Registration Statements

Ladies and Gentlemen:

         In accordance with Rule 477 under the General Rules and Regulations under the Securities Act of 1933, as amended, Delta Funding Corporation hereby requests that its Registration Statement on Form S-3, Registration No. 333-96001, be withdrawn effective as of the date hereof or as soon as practicable thereafter, on the grounds that the Registrant has no intention of issuing any additional securities registered thereunder. The Registrant has not sold any of the remaining securities registered under that Registration Statement.



Very truly yours,
/s/ Richard Blass
------------------------
Richard Blass
Chief Financial Officer